News release

13 February 2020

RESULTS FOR THE YEAR TO 31 DECEMBER 2019

RELX, the global provider of information-based analytics and decision tools, reports continued growth in revenue, operating profit and earnings in 2019.

Highlights

➢Revenue £7,874m +5%, underlying growth +4%

➢Adjusted operating profit £2,491m +6%, underlying growth +5%

➢Adjusted EPS 93.0p +10%, constant currency growth +7%

➢Reported operating profit £2,101m +7%

➢Reported EPS 77.4p +8%

➢Proposed full year dividend 45.7p +9%

➢Strong financial position; cash conversion rate 96%; net debt/EBITDA 2.5x

➢Completed 14 acquisitions for total consideration of £416m; announced two further acquisitions in 2020

➢£600m of share buybacks completed in 2019, announcing total of £400m for 2020

2020 outlook

➢Key business trends in the early part of 2020 are consistent with recent years, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis

Commenting on the results, Sir Anthony Habgood, Chair, said:

“RELX continued to execute well on its strategic priorities in 2019. This was reflected in strong earnings, with adjusted earnings per share growth of +10% in sterling, and +7% at constant currencies, and we have proposed an increase in the dividend of +9%. We also continued to build on our strong ESG performance during the year, and this was again recognised in the high ratings given to us by a number of external agencies.”

Chief Executive Officer, Erik Engstrom, commented:

“RELX continued to make good progress in 2019. Our number one strategic priority is unchanged: the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, supplemented by selective acquisitions of targeted data, analytics and exhibition assets that support our organic growth strategies.”

“We achieved good underlying revenue growth, with underlying adjusted operating profit growth slightly ahead of underlying revenue growth, and adjusted earnings per share growth at constant currencies ahead of underlying profit growth.”

Operating and financial review

RELX 2019 I Results 2

2019 RESULTS

Revenue £7,874m (£7,492m) +5%; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (91% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit £2,491m (£2,346m) +6%; underlying growth +5%: Growth was driven by revenue growth and continued operating process innovation.

Reported operating profit £2,101m (£1,964m) +7%: Reported operating profit includes amortisation of acquired intangible assets of £295m (£288m) and acquisition-related costs of £84m (£84m).

Interest and tax: Adjusted net interest expense was £291m (£201m), with the increase including a charge of £99m in respect of the early redemption of bonds that were scheduled to mature in October 2022, partially offset by lower average interest rates on borrowings. The adjusted tax charge was £388m (£465m), and includes a credit of £89m in respect of a substantial resolution during the year of certain historical tax issues, giving an effective tax rate of 17.6%. Excluding this item, the adjusted effective tax rate would have been 21.7%, in line with the prior year.

Reported net interest expense was £305m (£211m), and the reported tax charge was £338m (£292m).

Adjusted EPS 93.0p (84.7p) +10%; constant currency growth +7%

Reported EPS 77.4p (71.9p) +8%: Reported EPS includes a credit for gains on disposals and other non-operating items of £51m (£33m charge).

Dividend: We are proposing a full year dividend of 45.7p (42.1p) +9%.

ROIC: Return on invested capital was 13.6% (13.2%), benefitting from the lower adjusted tax rate mentioned above. Based on a tax rate of 21.7% ROIC would have been 13.0%.

Net debt/EBITDA 2.5x (2.4x) including leases and pensions: Net debt, including leases as per IFRS 16, was £6.2bn (£6.2bn) at 31 December 2019. Excluding leases and pensions, net debt/EBITDA was 2.2x. The adjusted cash flow conversion rate was 96% (96%), with capital expenditure as a percentage of revenues remaining at 5%.

Portfolio development: In 2019 we completed 14 acquisitions of content, data analytics and exhibition assets for a total consideration of £416m, and disposed of a number of small assets for a total of £63m. Since the year end we have completed the acquisition of ID Analytics, a provider of credit and fraud risk solutions, and agreed to acquire Emailage, a provider of email based fraud prevention solutions.

Share buybacks: We deployed £600m on share buybacks in 2019. We intend to deploy a total of £400m in 2020, of which £100m has already been completed.

Environmental, social and governance (ESG) recognition: In 2019 RELX was ranked second in the S&P Global 1200 for ESG performance based on CSRHub data, and sixth in the newly launched Responsibility 100 index of FTSE 100 companies measured against the United Nations 17 Sustainable Development Goals (SDGs). In 2019 RELX retained its AAA ESG rating with MSCI for the fourth consecutive year, and in January 2020 a Sustainalytics ESG report put RELX in the top one percent of over 12,000 companies covered.

Operating and financial review

RELX 2019 I Results 3

RELX FINANCIAL SUMMARY

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	7,874	7,492	+5%	+2%	+4%
Adjusted operating profit	2,491	2,346	+6%	+3%	+5%
Adjusted operating margin	31.6%	31.3%
Reported operating profit	2,101	1,964	+7%
Adjusted net interest expense	(291)	(201)
Adjusted profit before tax	2,200	2,145	+3%	0%
Adjusted tax	(388)	(465)
Non-controlling interests	(4)	(6)
Adjusted net profit	1,808	1,674	+8%	+5%
Reported net profit	1,505	1,422	+6%
Reported net margin	19.1%	19.0%
Adjusted earnings per share	93.0p	84.7p	+10%	+7%
Reported earnings per share	77.4p	71.9p	+8%
Net borrowings	6,191	6,177
Ordinary dividend per share	45.7p	42.1p	+9%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 we excluded exceptional tax credits. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2018 full-year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission.

Operating and financial review

RELX 2019 I Results 4

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
REVENUE
Scientific, Technical & Medical	2,637	2,538	+4%	+1%	+2%
Risk & Business Analytics	2,316	2,117	+9%	+5%	+7%
Legal	1,652	1,618	+2%	-1%	+2%
Exhibitions	1,269	1,219	+4%	+2%	+6%
Total	7,874	7,492	+5%	+2%	+4%
ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	982	942	+4%	+2%	+3%
Risk & Business Analytics	853	776	+10%	+5%	+8%
Legal	330	320	+3%	+1%	+8%
Exhibitions	331	313	+6%	+4%	-1%
Unallocated items	(5)	(5)
Total	2,491	2,346	+6%	+3%	+5%

Operating and financial review

RELX 2019 I Results 5

Scientific, Technical & Medical

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	2,637	2,538	+4%	+1%	+2%
Adjusted operating profit	982	942	+4%	+2%	+3%
Adjusted operating margin	37.2%	37.1%

84% of revenue electronic and face-to-face

Key business trends remained positive in 2019, with underlying revenue growth in line with the prior year.

Underlying revenue growth was +2%. The reported revenue growth rate of +4% benefited from the strength of the US dollar versus sterling, with the difference between constant currency and underlying growth rates reflecting the impact of portfolio changes.

Underlying adjusted operating profit growth was +3%, slightly ahead of underlying revenue growth.

Electronic revenues saw continued good growth, partially offset by print declines. In primary research we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms.

The number of article submissions to our subscription journals continued to grow strongly. Our open access publishing programme, which now includes over 370 dedicated open access journals, saw its growth rate in articles submitted and published accelerate further as we continue to gain market share.

Databases & tools continued to drive growth across our market segments through content development and enhanced machine learning and natural language processing based functionality.

Print book revenues were down in a market that declined in line with historical trends, and print pharma promotion revenues continued to decline.

In 2019 we made three small acquisitions, including 3D4Medical, a provider of advanced 3D anatomy solutions, and disposed of minor print assets.

2020 outlook: Our customer environment remains largely unchanged from recent years, and we expect another year of modest underlying revenue growth, with underlying operating profit growth exceeding underlying revenue growth.

Operating and financial review

RELX 2019 I Results 6

Risk & Business Analytics

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	2,316	2,117	+9%	+5%	+7%
Adjusted operating profit	853	776	+10%	+5%	+8%
Adjusted operating margin	36.8%	36.7%

99% of revenue electronic and face-to-face

Strong underlying revenue growth continued in 2019.

Underlying revenue growth was +7%. The reported revenue growth rate of +9% benefited from the strength of the US dollar versus sterling, with the difference between constant currency and underlying growth reflecting the impact of portfolio changes.

Underlying adjusted operating profit growth of +8% was slightly ahead of underlying revenue growth and in line with the prior year.

In Insurance, we continued to drive growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. The US market environment for the year as a whole was less supportive than in the prior year, but improved gradually throughout 2019. International initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive growth. The US and international market environment was in line with historical trends for the year as a whole after a brief period of variability at the beginning of the year.

In Data Services, organic development of innovative new products and expansion of the range of decision tools drove strong growth in all key market verticals. In Government, we continued to drive customer value through the introduction of sophisticated analytics.

In 2019 we made two small acquisitions and disposed of minor print assets. Since the year end we have completed the acquisition of ID Analytics, a provider of credit and fraud risk solutions, and agreed to acquire Emailage, a provider of email based fraud prevention solutions.

2020 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, in line with recent years, and we expect underlying operating profit growth to continue to broadly match underlying revenue growth.

Operating and financial review

RELX 2019 I Results 7

Legal

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,652	1,618	+2%	-1%	+2%
Adjusted operating profit	330	320	+3%	+1%	+8%
Adjusted operating margin	20.0%	19.8%

85% of revenue electronic and face-to-face

Underlying revenue growth in 2019 was in line with the prior year.

Underlying revenue growth was +2%. The reported revenue growth rate of +2% benefited from the strength of the US dollar versus sterling, with the difference between the constant currency and underlying growth rates reflecting the impact of portfolio changes.

Underlying adjusted operating profit growth of +8% was ahead of underlying revenue growth reflecting continued efficiency gains. The increase in operating profit margin reflects ongoing process improvements as the platform transition process comes to an end.

The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines.

The completion of the new platform roll-out has enabled the continued release of broader data sets and further application of machine learning and natural language processing technologies that enhance our research products and market leading analytics.

In 2019 we acquired a majority stake in Knowable, a US contract analytics business, and disposed of a number of small software assets.

2020 outlook: Trends in our major customer markets remain largely unchanged, and we expect another year of modest underlying revenue growth. We expect good underlying operating profit growth to continue.

Operating and financial review

RELX 2019 I Results 8

Exhibitions

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Revenue	1,269	1,219	+4%	+2%	+6%
Adjusted operating profit	331	313	+6%	+4%	-1%
Adjusted operating margin	26.1%	25.7%

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling

Exhibitions achieved strong underlying revenue growth in 2019, in line with the prior year.

Underlying revenue growth was +6%. After portfolio changes and six percentage points of cycling-out effects, constant currency growth was +2%. Reported revenue growth of +4% benefited from the strength of the US dollar versus sterling.

Underlying adjusted operating profit declined by -1%, primarily reflecting cycling-out effects. Constant currency adjusted operating profit growth was +4%, and the margin increased to 26.1% after portfolio effects and integration benefits.

We continued to pursue organic growth opportunities, launching 50 new events during the year, and piloting and rolling out further data analytics initiatives. In addition we acquired Mack Brooks, a leading organiser of over 30 highly complementary events, and we made a number of minor disposals.

In 2019 market conditions were good in Europe and the US, and remained strong in China. The negative impact of venue constraints associated with the Tokyo Olympics was offset by higher growth elsewhere, supported by our active launch programme.

In 2020 the Tokyo venue constraints could negatively impact the overall divisional revenue growth rate by one or two percentage points, before the new and expanded permanent venue capacity comes on stream at the end of the year. The extent to which the novel coronavirus outbreak will impact our business in China, or other regions, remains uncertain.

2020 outlook: We expect underlying revenue growth trends to continue in line with recent years, the above temporary venue constraints and coronavirus impacts aside, and we expect cycling-in effects to increase the reported revenue growth rate by around five percentage points.

Operating and financial review

RELX 2019 I Results 9

Financial review: REPORTED AND ADJUSTED FIGURES

	Year ended 31 December
	2019 £m	2018 £m	Change	Change at constant currencies	Underlying growth
Reported figures
Revenue	7,874	7,492	+5%	+2%
Operating profit	2,101	1,964	+7%
Profit before tax	1,847	1,720	+7%
Net profit attributable to RELX PLC shareholders	1,505	1,422	+6%
Net margin	19.1%	19.0%
Earnings per share	77.4p	71.9p	+8%

Adjusted figures
Revenue	7,874	7,492	+5%	+2%	+4%
Operating profit	2,491	2,346	+6%	+3%	+5%
Operating margin	31.6%	31.3%
Profit before tax	2,200	2,145	+3%	0%
Net profit attributable to RELX PLC shareholders	1,808	1,674	+8%
Net margin	23.0%	22.3%
Earnings per share	93.0p	84.7p	+10%	+7%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2018 we excluded exceptional tax credits. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling effects. Constant currency growth rates are based on 2018 full-year average and hedge exchange rates.

Revenue

Underlying revenue growth was 4%, with all four market segments contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Exhibition cycling effects decreased revenue growth by 1%, and the net impact of acquisitions and disposals reduced revenue growth by 1%. The impact of currency movements was to increase revenue by 3%.

Reported revenue, including the effects of exhibition cycling, portfolio changes and currency movements, was £7,874m (2018: £7,492m), up 5%.

Operating and financial review

RELX 2019 I Results 10

Profit

Underlying adjusted operating profit grew at 5%, ahead of underlying revenue, reflecting the benefit of process innovation across the Group. The net impact of acquisitions and disposals decreased adjusted operating profit by 2%. Currency effects increased adjusted operating profit by 3%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,491m (2018: £2,346m), up 6%.

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £2,101m (2018: £1,964m). The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £295m (2018: £288m), with the impact of acquisitions largely offset by disposals and assets which have become fully amortised. Acquisition-related costs were the same as the prior year, at £84m (2018: £84m).

Underlying operating cost growth was 2%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions continue to be taken across our businesses to improve cost-efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by 5%.

The overall adjusted operating margin of 31.6% was 0.3 percentage points higher than in the prior year. On an underlying basis, including cycling effects, the margin improved by 0.6 percentage points. Acquisitions and disposals reduced the margin by 0.3 percentage points and currency effects had no net impact on the margin.

Adjusted interest expense was £291m (2018: £201m). This primarily excludes the net pension financing charge of £12m (2018: £9m). In 2019, the adjusted interest expense includes a charge of £99m in respect of the early redemption of bonds that were due to be repaid in October 2022.

Adjusted profit before tax was £2,200m (2018: £2,145m), up 3%.

The adjusted tax charge was £388m (2018: £465m) including a credit of £89m in respect of the substantial resolution of certain historical tax issues. The adjusted effective tax rate was 17.6% (2018: 21.7%). Excluding the £89m credit, the adjusted effective tax rate would have been 21.7%, in line with the prior year. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The reported tax charge was £338m (2018: £292m).

The adjusted net profit attributable to RELX PLC shareholders of £1,808m (2018: £1,674m) was up 8%. Adjusted earnings per share was up 10% at 93.0p (2018: 84.7p). At constant rates of exchange, adjusted earnings per share increased by 7%.

The reported net profit attributable to RELX PLC shareholders was £1,505m (2018: £1,422m).

Operating and financial review

RELX 2019 I Results 11

Cash flows

	Year ended 31 December
	2019 £m	2018 £m
Adjusted cash flow conversion
Adjusted operating profit	2,491	2,346
Depreciation and amortisation of internally developed intangible assets	307	287
Depreciation of right-of-use assets	82	77
Capital expenditure	(380)	(362)
Repayment of lease principal (net)*	(85)	(81)
Working capital and other items	(13)	(24)
Adjusted cash flow	2,402	2,243
Adjusted cash flow conversion	96%	96%
* Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £2,402m (2018: £2,243m), up 7% compared with the prior year and up 4% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 96% (2018: 96%).

Capital expenditure was £380m (2018: £362m), including £333m (2018: £306m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and the amortisation of internally developed intangible assets was £307m (2018: £287m). Capital expenditure was 4.8% of revenue (2018: 4.8%). Depreciation and amortisation was 3.9% of revenue (2018: 3.8%). These percentages exclude depreciation of leased right-of-use assets of £82m (2018: £77m) and principal lease repayments under IFRS 16 of £85m (2018: £81m).

	Year ended 31 December
	2019 £m	2018 £m
Free cash flow
Adjusted cash flow	2,402	2,243
Cash interest paid	(171)	(155)
Cash tax paid	(483)	(428)
Acquisition-related costs*	(48)	(67)
Free cash flow before dividends	1,700	1,593
Dividends	(842)	(796)
Free cash flow after dividends	858	797
*Including cash tax relief

Free cash flow before dividends was £1,700m (2018: £1,593m). Ordinary dividends paid to shareholders in the year, being the 2018 final and 2019 interim dividends, amounted to £842m (2018: £796m). Free cash flow after dividends was £858m (2018: £797m).

Interest paid was £171m (2018: £155m) with the difference from adjusted interest expense primarily reflecting the charge on the early redemption of the 2022 bonds, part of which was non-cash and part of which was cash paid in January 2020. Tax paid, excluding tax relief on acquisition-related costs and disposals, of £483m (2018: £428m) was higher than the current tax charge, primarily due to the £89m credit discussed above.

Operating and financial review

RELX 2019 I Results 12

	Year ended 31 December
	2019 £m	2018 £m
Reconciliation of net debt
Net debt at 1 January	(6,177)	(5,042)
Free cash flow post dividends	858	797
Net disposal proceeds	48	5
Acquisition cash spend (including borrowings in acquired businesses)	(437)	(960)
Share repurchases	(600)	(700)
Purchase of shares by the Employee Benefit Trust	(37)	(43)
Other*	(117)	12
Currency translation	271	(246)
Movement in net debt	(14)	(1,135)
Net debt at 31 December	(6,191)	(6,177)
*Cash tax relief on disposals, distributions to non-controlling interests, pension deficit payments, leases, share option exercise proceeds and the net debt impact of the bond redemption.

Total consideration on acquisitions completed in the year was £416m (2018: £978m). Cash spent on acquisitions was £437m (2018: £960m), including deferred consideration of £24m (2018: £16m) on past acquisitions and spend on venture capital investments of £8m (2018: £13m).

Total consideration for the disposal of non-strategic assets in 2019 was £63m (2018: £45m). Net cash inflow after timing differences and separation and transaction costs, and including the disposal of venture capital investments, was £48m (2018: £5m).

Share repurchases in 2019 were £600m (2018: £700m), with a further £100m repurchased in 2020 as at 12 February. During 2019 a total of 33.5m of RELX PLC shares were repurchased at an average price of 1,789p. In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £37m (2018: £43m). Proceeds from the exercise of share options were £29m (2018: £21m).

Debt

Net borrowings at 31 December 2019 were £6,191m, an increase of £14m since 31 December 2018. The majority of our borrowings are denominated in US dollars and euros, and sterling being stronger at the end of the year reduced net borrowings when translated into sterling. Excluding currency translation effects, net borrowings increased by £285m. Expressed in US dollars, net borrowings at 31 December 2019 were $8,211m, an increase of $337m.

Gross borrowings of £6,414m (31 December 2018: £6,365m) are comprised of bank and bond borrowings of £6,072m (31 December 2018: £6,005m) and lease liabilities under IFRS 16 of £342m (31 December 2018: £360m). The fair value of related derivative net assets was £52m (31 December 2018: £25m), finance lease receivables totalled £33m (31 December 2018: £49m) and cash and cash equivalents totalled £138m (31 December 2018: £114m). In aggregate, these give the net borrowings figure of £6,191m (31 December 2018: £6,177m).

The effective interest rate on gross bank and bond borrowings was 4.5% in 2019. Excluding the charge relating to the early bond redemption it was 2.9%, 0.3 percentage points lower than the prior year reflecting the benefit of refinancing historical bonds that had higher rates of interest. As at 31 December 2019, gross bank and bond borrowings had a weighted average life remaining of 3.9 years and a total of 46% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.5x (31 December 2018: 2.4x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.2x (31 December 2018: 2.2x).

Operating and financial review

RELX 2019 I Results 13

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £520m (2018: £433m). There was a net deficit of £267m (2018: £203m) in respect of funded schemes, which were on average 95% funded at the end of the year on an IFRS basis. The higher deficit mainly reflects lower discount rates in both the UK and US, partly offset by increased asset values.

Liquidity

In March 2019, $950m of dollar denominated fixed rate term debt was issued with a coupon of 4.0% and a maturity of ten years. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. In January 2020, $950m of US term debt maturing in October 2022 was redeemed early, taking advantage of the make-whole election.

In addition, the Group has access to committed bank facilities aggregating $3bn with various maturities through to 2024. At 31 December 2019 these facilities were undrawn.

Invested capital and returns

The post-tax return on average invested capital in the year was 13.6% (2018: 13.2%). The increase is largely due to the change in effective tax rate, discussed on page 10. At an effective tax rate of 21.7%, return on invested capital would have been 13.0%.

	Year ended 31 December
	2019 £m	2018 £m
Adjusted operating profit	2,491	2,346
Tax at effective rate	(438)	(509)
Effective tax rate	17.6%	21.7%
Adjusted operating profit after tax	2,053	1,837
Average invested capital*	15,050	13,924
Return on invested capital	13.6%	13.2%

*Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax liabilities.

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding exceptional tax credits. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual market segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 30 for reconciliations of adjusted measures.

Operating and financial review

RELX 2019 I Results 14

Dividends

The final dividend proposed by the Board is 32.1p per share. This gives a final dividend for the year of 45.7p, 9% higher than the prior year.

Dividend cover, being adjusted earnings per share divided by the total interim and proposed final dividends for the year, is 2.0x. The dividend policy is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share while maintaining dividend cover of at least two times over the longer term.

Corporate Responsibility

We moved closer in 2019 to achieving our 2015-2020 environmental targets by reaching 96% of electricity needs from renewable sources, European green tariff, and green-e certified US and Asian Gold Power renewable energy certificates. We have reduced Scope 1 and Scope 2 (location-based) carbon emissions by 52% from a 2010 baseline. We were part of the London Business Climate Leaders initiative which commits us to taking action to bring about a zero-carbon London, where we are headquartered. We also remained a signatory to We Are Still In, joining more than 2,800 businesses, universities, cities, states and other organisations, aiming to meet the objectives of the 2016 Paris Agreement on climate.

We believe our most important environmental impact is in the environmental knowledge we disseminate through our content, solutions and events. In the year, we published the latest Lancet Countdown on health and climate change which tracks 41 indicators. The Elsevier Foundation Green and Sustainable Chemistry Challenge stimulates innovative chemistry research that benefits the environment and low-resource communities; the 2019 €50,000 first prize was awarded to Dr. Ramia Albakain, Associate Professor at the University of Jordan, for a green technique to remove toxic metal from wastewater. We also held World Future Energy Summit with 800 exhibitors and more than 33,000 visitors from 170 countries, showcasing innovation in areas ranging from energy to water and waste.

Our Supplier Code of Conduct requires suppliers to meet the same standards we set for ourselves. In 2019, 91% of our key suppliers were signatories to the Supplier Code. Intertek conducted 93 audits including nine second tier audits, and reduced open audit points by 21% over 2018. Nearly 12% of our US spend was with diverse suppliers.

Key corporate responsibility data can be found on page 33 and further information is in our Corporate Responsibility Report which is published on our website each year www.relx.com.

Operating and financial review

RELX 2019 I Results 15

PRINCIPAL AND EMERGING RISKS

The principal and emerging risks facing RELX arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments and economic conditions in our markets.

The principal risks and uncertainties that have been identified are summarised below:

•

Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, international trading relations, political uncertainties, epidemics, acts of war and civil unrest, and levels of government funding available to our customers.

•

Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Examples of data privacy laws relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records include the European Union’s General Data Protection Regulation (‘GDPR’) and the California Consumer Privacy Act (‘CCPA’), as well as evolving regulation in many jurisdictions where RELX operates.

Compromise of data privacy, through a failure of our cyber security measures, other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our Scientific, Technical & Medical (‘STM’) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•

Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. Failure to deliver enhanced value to our customers could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Our businesses operate in highly competitive and dynamic markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to

Operating and financial review

RELX 2019 I Results 16

anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.
•

We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

•

Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third parties to whom we have outsourced activities, could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race, national origin or other characteristics could adversely affect our reputation and business performance.

•

We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (‘OECD’) is continuing to explore changes to the way in which profits are allocated for tax purposes between jurisdictions and other reforms. As a result of the OECD’s work and other initiatives, tax laws that currently apply to our businesses

Operating and financial review

RELX 2019 I Results 17

may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.
•

The RELX consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

•

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

As a global provider of professional information solutions to the STM, risk & business analytics, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and anti-corruption, sanctions, promoting human rights and principled business conduct. A breach of generally accepted ethical business standards or applicable anti-bribery and anti-corruption, sanctions or competition statutes could adversely affect our business performance, reputation and financial condition.

Notes to the condensed consolidated financial information

RELX 2019 I Results 18

Condensed consolidated income statement

		Year ended 31 December
	Note	2019 £m	2018 £m
Revenue	2	7,874	7,492
Cost of sales		(2,755)	(2,644)
Gross profit		5,119	4,848
Selling and distribution costs		(1,292)	(1,191)
Administration and other expenses		(1,767)	(1,725)
Share of results of joint ventures		41	32
Operating profit		2,101	1,964
Finance income		9	6
Finance costs		(314)	(217)
Net finance costs		(305)	(211)
Disposals and other non-operating items		51	(33)
Profit before tax		1,847	1,720
Current tax		(382)	(297)
Deferred tax		44	5
Tax expense		(338)	(292)
Net profit for the period		1,509	1,428
Attributable to:
RELX PLC shareholders		1,505	1,422
Non-controlling interests		4	6
Net profit for the period		1,509	1,428

		Year ended 31 December
Earnings per share		2019	2018
Basic earnings per share	3	77.4p	71.9p
Diluted earnings per share	3	76.9p	71.4p

Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

Notes to the condensed consolidated financial information

RELX 2019 I Results 19

Condensed consolidated statement of comprehensive income

		Year ended 31 December
	Note	2019 £m	2018 £m
Net profit for the period		1,509	1,428
Items that will not be reclassified to profit or loss:
Actuarial losses on defined benefit pension schemes	6	(137)	(91)
Tax on items that will not be reclassified to profit or loss		23	15
Total items that will not be reclassified to profit or loss		(114)	(76)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(82)	207
Fair value movements on cash flow hedges		16	(59)
Transfer to net profit from cash flow hedge reserve		35	17
Tax on items that may be reclassified to profit or loss		(8)	9
Total items that may be reclassified to profit or loss		(39)	174
Other comprehensive (loss)/income for the period		(153)	98
Total comprehensive income for the period		1,356	1,526
Attributable to:
RELX PLC shareholders		1,352	1,520
Non-controlling interests		4	6
Total comprehensive income for the period		1,356	1,526

Notes to the condensed consolidated financial information

RELX 2019 I Results 20

Condensed consolidated statement of cash flows

		Year ended 31 December
	Note	2019 £m	2018 £m
Cash flows from operating activities
Cash generated from operations	5	2,724	2,555
Interest paid (including lease interest)		(175)	(179)
Interest received		4	24
Tax paid (net)		(464)	(415)
Net cash from operating activities		2,089	1,985
Cash flows from investing activities
Acquisitions		(423)	(935)
Purchases of property, plant and equipment		(47)	(56)
Expenditure on internally developed intangible assets		(333)	(306)
Purchase of investments		(8)	(13)
Proceeds from disposals of property, plant and equipment		2	4
Gross proceeds from business disposals		82	34
Payments on business disposals		(40)	(29)
Dividends received from joint ventures		34	30
Net cash used in investing activities		(733)	(1,271)
Cash flows from financing activities
Dividends paid to shareholders		(842)	(796)
Distributions to non-controlling interests		(9)	(8)
Increase in short term bank loans, overdrafts and commercial paper		98	147
Issuance of term debt		729	958
Repayment of term debt		(617)	(211)
Repayment of leases		(102)	(95)
Receipts in respect of subleases		16	14
Disposal of non-controlling interest		6	–
Repurchase of ordinary shares		(600)	(700)
Purchase of shares by the Employee Benefit Trust		(37)	(43)
Proceeds on issue of ordinary shares		29	21
Net cash used in financing activities		(1,329)	(713)

Increase in cash and cash equivalents	5	27	1
Movement in cash and cash equivalents
At start of period		114	111
Increase in cash and cash equivalents		27	1
Exchange translation differences		(3)	2
At end of year		138	114

Notes to the condensed consolidated financial information

RELX 2019 I Results 21

Condensed consolidated statement of financial position

		As at 31 December
	Note	2019 £m	2018 £m
Non-current assets
Goodwill		6,824	6,899
Intangible assets		3,452	3,534
Investments in joint ventures		118	104
Other investments		133	151
Property, plant and equipment		180	198
Right-of-use assets	7	264	263
Other receivables		31	–
Deferred tax assets		239	455
Net pension assets	6	45	6
Derivative financial instruments		58	37
		11,344	11,647
Current assets
Inventories and pre-publication costs		217	212
Trade and other receivables		2,067	2,015
Derivative financial instruments		23	10
Cash and cash equivalents		138	114
		2,445	2,351
Assets held for sale		–	1
Total assets		13,789	13,999
Current liabilities
Trade and other payables		3,479	3,432
Derivative financial instruments		24	32
Borrowings	5,7	2,060	1,392
Taxation		372	450
Provisions		12	15
		5,947	5,321
Non-current liabilities
Derivative financial instruments		10	37
Borrowings	5,7	4,354	4,973
Deferred tax liabilities		593	830
Net pension obligations	6	565	439
Other payables		108	–
Provisions		22	36
		5,652	6,315
Liabilities associated with assets held for sale		–	4
Total liabilities		11,599	11,640
Net assets		2,190	2,359
Capital and reserves
Share capital	8	286	290
Share premium	8	1,443	1,415
Shares held in treasury	8	(834)	(734)
Translation reserve		292	374
Other reserves		979	984
Shareholders’ equity		2,166	2,329
Non-controlling interests		24	30
Total equity		2,190	2,359

Approved by the Board of RELX PLC, 12 February 2020.

Notes to the condensed consolidated financial information

RELX 2019 I Results 22

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2018		224	3,104	(1,631)	170	425	2,292	21	2,313
Total comprehensive income for the year		–	–	–	207	1,313	1,520	6	1,526
Dividends paid		–	–	–	–	(796)	(796)	(8)	(804)
Issue of ordinary shares, net of expenses		134	114	–	–	(227)	21	–	21
Repurchase of ordinary shares		–	–	(743)	–	–	(743)	–	(743)
Cancellation of shares		(68)	(1,795)	1,601	–	262	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	35	35	–	35
Settlement of share awards		–	–	35	–	(35)	–	–	–
Acquisitions		–	–	–	–	–	–	11	11
Exchange differences on translation of capital and reserves		–	(8)	4	(3)	7	–	–	–
Balance at 1 January 2019		290	1,415	(734)	374	984	2,329	30	2,359
Total comprehensive income for the year		–	–	–	(82)	1,434	1,352	4	1,356
Dividends paid	4	–	–	–	–	(842)	(842)	(9)	(851)
Issue of ordinary shares, net of expenses		1	28	–	–	–	29	–	29
Repurchase of ordinary shares		–	–	(637)	–	–	(637)	–	(637)
Bonus issue of ordinary share		4,000	–	–	–	(4,000)	–	–	–
Cancellation of bonus share		(4,000)	–	–	–	4,000	–	–	–
Cancellation of shares		(5)	–	504	–	(499)	–	–	–
Increase in share based remuneration reserve (net of tax)		–	–	–	–	33	33	–	33
Settlement of share awards		–	–	33	–	(33)	–	–	–
Acquisitions		–	–	–	–	–	–	(1)	(1)
Put option		–	–	–	–	(103)	(103)	–	(103)
Disposal of non-controlling interest		–	–	–	–	5	5	1	6
Exchange differences on translation of capital and reserves		–	–	–	–	–	–	(1)	(1)
Balance at 31 December 2019		286	1,443	(834)	292	979	2,166	24	2,190

Notes to the condensed consolidated financial information

RELX 2019 I Results 23

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report and Financial Statements 2019 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 126 to 167 of the RELX Annual Report and Financial Statements 2018. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2019.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the period

No interpretations or amendments to IFRS effective for 2019 have had a significant impact on the RELX accounting policies or reporting in the current period. RELX adopted IFRS 16 Leases in 2018, a year earlier than the mandatory effective date.

Notes to the condensed consolidated financial information

RELX 2019 I Results 24

2Segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. It operates in four major market segments: Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk & Business Analytics provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes; Exhibitions is a leading global events business. It combines face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	Year ended 31 December
	2019 £m	2018 £m
Market segment
Scientific, Technical & Medical	2,637	2,538
Risk & Business Analytics	2,316	2,117
Legal	1,652	1,618
Exhibitions	1,269	1,219
Total	7,874	7,492
Geographical market
North America	4,391	4,091
Europe	1,800	1,808
Rest of world	1,683	1,593
Total	7,874	7,492

	Year ended 31 December
	2019 £m	2018 £m
Analysis of revenue by type
Subscriptions	4,129	3,889
Transactional	3,678	3,521
Advertising	67	82
Total	7,874	7,492

Adjusted operating profit

	Year ended 31 December
	2019 £m	2018 £m
Market segment
Scientific, Technical & Medical	982	942
Risk & Business Analytics	853	776
Legal	330	320
Exhibitions	331	313
Subtotal	2,496	2,351
Unallocated items	(5)	(5)
Total	2,491	2,346

Notes to the condensed consolidated financial information

RELX 2019 I Results 25

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares.

Earnings per share

	Year ended 31 December
	2019			2018
	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share	1,505	1,943.5	77.4p	1,422	1,977.2	71.9p
Diluted earnings per share	1,505	1,956.2	76.9p	1,422	1,990.8	71.4p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

	Year ended 31 December
	2019			2018
	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share	1,808	1,943.5	93.0p	1,674	1,977.2	84.7p

Adjusted net profit is reconciled to net profit on page 30.

4Dividends

Dividends declared and paid in the year

Ordinary dividends declared and paid in the year ended 31 December 2019, in amounts per ordinary share, comprise: a 2018 final dividend of 29.7p (2018: 27.7p) and a 2019 interim dividend of 13.6p (2018: 12.4p), giving a total of 43.3p (2018: 40.1p).

The Directors of RELX PLC have proposed a final dividend of 32.1p (2018: 29.7p), giving a total for the financial year of 45.7p (2018: 42.1p). The total cost of funding the proposed final dividend is expected to be £620m, for which no liability has been recognised at the statement of financial position date. The final dividend is subject to shareholder approval at the Company’s 2020 AGM. The final dividend as approved will be paid on 28 May 2020, with an ex-dividend date of 24 April 2020 and a record date of 27 April 2020. The Euro equivalent of the final dividend will be announced on 18 May 2020.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 13 May 2020. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 13 May 2020.

Notes to the condensed consolidated financial information

RELX 2019 I Results 26

5Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2019 £m	2018 £m
Operating profit	2,101	1,964
Share of results of joint ventures	(41)	(32)
Amortisation of acquired intangible assets	294	287
Amortisation of internally developed intangible assets	249	225
Depreciation of property, plant and equipment	58	62
Depreciation of right-of-use assets	82	77
Share based remuneration	32	41
Total non-cash items	715	692
Increase in working capital	(51)	(69)
Cash generated from operations	2,724	2,555

Reconciliation of net borrowings

	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2019 £m	2018 £m
At start of period	114	(6,365)	25	49	(6,177)	(5,042)

Increase in cash and cash equivalents	27	–	–	–	27	1
Increase in borrowings	–	(210)	–	–	(210)	(894)
Repayment of leases	–	102	–	(16)	86	81
Changes in net borrowings resulting from cash flows	27	(108)	–	(16)	(97)	(812)
Borrowings in acquired businesses	–	(6)	–	–	(6)	(12)
Remeasurement and derecognition of leases	–	(28)	–	–	(28)	(12)
Inception of leases	–	(62)	–	2	(60)	(28)
Fair value adjustments	–	(123)	29	–	(94)	(25)
Exchange translation differences	(3)	278	(2)	(2)	271	(246)
At end of period	138	(6,414)	52	33	(6,191)	(6,177)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2019 I Results 27

5Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

	As at 31 December
	Borrowings (excluding leases) £m	Lease liabilities £m	2019 £m	2018 £m
Within 1 year	1,967	93	2,060	1,392
Within 1 to 2 years	425	87	512	595
Within 2 to 3 years	33	57	90	521
Within 3 to 4 years	658	47	705	730
Within 4 to 5 years	433	29	462	696
After 5 years	2,556	29	2,585	2,431
After 1 year	4,105	249	4,354	4,973
Total	6,072	342	6,414	6,365

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2019 by a $3,000m (£2,262m) committed bank facility, consisting of tranches of: $31m maturing in 2021, $1,219m maturing in 2022, $44m maturing in 2023 and $1,706m maturing in 2024. The committed bank facility was undrawn.

The total fair value of gross borrowings (excluding leases) as at 31 December 2019 was £6,396m (31 December 2018: £6,279m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

	Year ended 31 December
	2019 £m	2018 £m
At start of period	(433)	(328)
Service cost	(24)	(36)
Net interest on net defined benefit obligation	(12)	(9)
Settlements and past service credits/(cost)	13	(11)
Contributions by employer	72	46
Actuarial losses	(124)	(91)
Exchange translation differences	1	(4)
Impact of asset ceiling	(13)	–
At end of period	(520)	(433)

The net pension deficit comprises:

	As at 31 December
	2019 £m	2018 £m
Fair value of scheme assets	4,762	4,379
Defined benefit obligations of funded schemes	(5,016)	(4,582)
Net deficit of funded schemes	(254)	(203)
Defined benefit obligations of unfunded schemes	(253)	(230)
Impact of asset ceiling	(13)	–
Net deficit	(520)	(433)

Notes to the condensed consolidated financial information

RELX 2019 I Results 28

6Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

	As at 31 December
	2019 £m	2018 £m
Net pension asset	45	6
Net pension obligations	(565)	(439)
Overall net pension obligation	(520)	(433)

7Leases

The leases held by RELX can be split into two categories, property and non-property. RELX leases various properties, principally offices, which have varying terms and renewal rights that are typical to the territory in which they are located. Non-property includes all other leases, such as cars and printers. Movements in the right-of-use assets during the period were as follows:

	Year ended 31 December
	Property £m	Non-property £m	2019 £m	2018 £m
At start of period	246	17	263	287
Additions	57	5	62	31
Acquisitions	4	–	4	12
Remeasurement	29	–	29	13
Disposals	(2)	(1)	(3)	(10)
Depreciation	(74)	(8)	(82)	(77)
Exchange translation differences	(9)	–	(9)	7
At end of period	251	13	264	263

As at 31 December 2019 the lease liability balances and split between current and non-current were as follows:

	As at 31 December
	2019 £m	2018 £m
Current
Property	(87)	(83)
Non-property	(6)	(9)
Non-current
Property	(242)	(260)
Non-property	(7)	(8)
Total	(342)	(360)

Interest expense on the lease liabilities recognised within finance costs was £15m in the period to 31 December 2019 (2018: £14m).

RELX subleases vacant space available within its leased properties. IFRS 16 specifies conditions whereby a sublease is classed as a finance lease for the sub-lessor. The finance lease receivable balance held is as follows:

	As at 31 December
	2019 £m	2018 £m
Net finance lease receivable	33	49

Notes to the condensed consolidated financial information

RELX 2019 I Results 29

8Share capital

	Year ended 31 December
	2019			2018
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
Number of ordinary shares
At start of period	2,011.0	(49.1)	1,961.9	1,060.1
Issue of ordinary shares	3.1	–	3.1	1.6
Issue of ordinary shares in exchange for RELX NV shares	–	–	–	927.3
Repurchase of ordinary shares	–	(33.5)	(33.5)	(26.9)
Net release/(purchase) of shares by the Employee Benefit Trust	–	0.4	0.4	(0.2)
Cancellation of shares	(33.3)	33.3	–	–
At end of period	1,980.8	(48.9)	1,931.9	1,961.9

At the 2019 AGM shareholders approved the issue of a bonus share with £4bn nominal value. The share was subsequently cancelled via a capital reduction, creating £4bn of distributable reserves in RELX PLC to replace the RELX NV reserves lost in the corporate simplification.

9Related party transactions

There have been no material related party transactions in the year ended 31 December 2019.

10 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Euro to sterling	1.14	1.13	1.18	1.11
US dollars to sterling	1.28	1.34	1.33	1.27

Reconciliation of additional performance measures

RELX 2019 I Results 30

Please see page 13 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2019 £m	2018 £m
Operating profit	2,101	1,964
Adjustments:
Amortisation of acquired intangible assets	295	288
Acquisition-related costs	84	84
Reclassification of tax in joint ventures	12	11
Reclassification of finance income in joint ventures	(1)	(1)
Adjusted operating profit	2,491	2,346

Profit before tax	1,847	1,720
Adjustments:
Amortisation of acquired intangible assets	295	288
Acquisition-related costs	84	84
Reclassification of tax in joint ventures	12	11
Net interest on net defined benefit pension obligation and other	13	9
Disposals and other non-operating items	(51)	33
Adjusted profit before tax	2,200	2,145

Tax charge	(338)	(292)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	26	34
Tax on net interest on net defined benefit pension obligation and other	(3)	(2)
Tax on acquisition-related costs	(15)	(13)
Reclassification of tax in joint ventures	(12)	(11)
Tax on disposals and other non-operating items	11	(14)
Other deferred tax credits from intangible assets*	(57)	(55)
Exceptional tax credit**	–	(112)
Adjusted tax charge	(388)	(465)

Net profit attributable to RELX PLC shareholders	1,505	1,422
Adjustments (post-tax):
Amortisation of acquired intangible assets	321	322
Acquisition-related costs	69	71
Net interest on net defined benefit pension obligation and other	10	7
Disposals and other non-operating items	(40)	19
Other deferred tax credits from intangible assets*	(57)	(55)
Exceptional tax credit**	–	(112)
Adjusted net profit attributable to RELX PLC shareholders	1,808	1,674

Cash generated from operations	2,724	2,555
Adjustments:
Dividends received from joint ventures	34	30
Purchases of property, plant and equipment	(47)	(56)
Proceeds from disposals of property, plant and equipment	2	4
Expenditure on internally developed intangible assets	(333)	(306)
Repayment of lease principal (net)	(85)	(81)
Payments in relation to acquisition-related costs	63	77
Pension recovery payment	44	20
Adjusted cash flow	2,402	2,243

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

** In 2018 relates to the substantial resolution of certain prior year tax matters and deferred tax effect of tax rate reductions in the Netherlands and US.

Summary financial information in euros

RELX 2019 I Results 31

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2019 €m	2018 €m
Revenue	8,976	8,466
Operating profit	2,395	2,219
Profit before tax	2,106	1,944
Net profit attributable to RELX PLC shareholders	1,716	1,607
Adjusted operating profit	2,840	2,651
Adjusted profit before tax	2,508	2,424
Adjusted net profit attributable to RELX PLC shareholders	2,061	1,892
Basic earnings per share	€	€
RELX PLC	€0.883	€0.813
Adjusted earnings per share	€1.060	€0.957

Condensed consolidated statement of cash flows

	Year ended 31 December
	2019 €m	2018 €m
Net cash from operating activities	2,381	2,243
Net cash used in investing activities	(835)	(1,436)
Net cash used in financing activities	(1,515)	(806)
Increase in cash and cash equivalents	31	1
Adjusted cash flow	2,738	2,535

Condensed consolidated statement of financial position

	As at 31 December
	2019 €m	2018 €m
Non-current assets	13,386	12,928
Current assets	2,885	2,609
Assets held for sale	–	1
Total assets	16,271	15,538
Current liabilities	7,018	5,906
Non-current liabilities	6,669	7,010
Liabilities associated with assets held for sale	–	4
Total liabilities	13,687	12,920
Net assets	2,584	2,618

Summary financial information in US dollars

RELX 2019 I Results 32

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2019 US$m	2018 US$m
Revenue	10,079	10,039
Operating profit	2,689	2,632
Profit before tax	2,364	2,305
Net profit attributable to RELX PLC shareholders	1,926	1,905
Adjusted operating profit	3,188	3,144
Adjusted profit before tax	2,816	2,874
Adjusted net profit attributable to RELX PLC shareholders	2,314	2,243
Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$0.991	$0.963
Adjusted earnings per American Depositary Share (ADS)	$1.191	$1.134

Condensed consolidated statement of cash flows

	Year ended 31 December
	2019 US$m	2018 US$m
Net cash from operating activities	2,674	2,660
Net cash used in investing activities	(938)	(1,703)
Net cash used in financing activities	(1,701)	(956)
Increase in cash and cash equivalents	35	1
Adjusted cash flow	3,075	3,006

Condensed consolidated statement of financial position

	As at 31 December
	2019 US$m	2018 US$m
Non-current assets	15,088	14,792
Current assets	3,252	2,986
Assets held for sale	–	1
Total assets	18,340	17,779
Current liabilities	7,910	6,758
Non-current liabilities	7,517	8,020
Liabilities associated with assets held for sale	–	5
Total liabilities	15,427	14,783
Net assets	2,913	2,996

2019 Key Corporate Responsibility Data

RELX 2019 I Results 33

	2019	2018	2017	2016	2015
Revenue (£m)	7,874	7,492	7,341	6,889	5,971
People
Number of full-time equivalent employees (year-end)	33,200	32,100	31,000	31,200	30,000
Percentage of female employees (%)	50	51	51	52	52
Percentage of female managers (%)	42	42	43	43	44
Percentage of female senior operational managers (%)[1]	33	28	29	28	31
Community
Total cash and in-kind donations (products, services and time (£m))	9.2	8.7	7.5	7.1	6.1
Market value of cash and in-kind donations (£m)	18.7	17.6	12.6	16.5	13.7
Percentage of staff volunteering (%)[2]	45	42	45	39	37
Total number of days volunteered in company time	12,127	11,720	12,670	10,980	10,525
Health and safety (lost time)[3]
Incident rate (cases per 1,000 employees)	0.50	0.28	0.55	0.75	0.93
Frequency rate (cases per 200,000 hours worked)	0.06	0.03	0.06	0.09	0.11
Severity rate (lost days per 200,000 hours worked)	0.69	0.69	1.15	2.09	2.03
Number of lost time incidents (>1 day)	14	8	17	22	26
Socially responsible suppliers (SRS)
Number of key suppliers on SRS database[4]	354	348	344	383	399
Number of independent external audits	93	84	83	89	86
Percentage signing Supplier Code of Conduct (%)	91	89	91	89	88
Environment
Total energy (MWh)	163,628	179,228	186,228	195,556	207,093
Renewable electricity (MWh)	136,410	125,707	117,799	107,124	91,418
Percentage of electricity from renewable sources (%)[5]	96	81	72	62	50
Water usage (m3)	331,193	332,490	344,918	337,889	337,645
Climate change[6] (tCO2e)
Scope 1 (direct) emissions	7,848	7,477	8,231	7,966	7,446
Scope 2 (location-based) emissions	68,229	74,279	84,590	91,913	95,947
Scope 2 (market-based) emissions	17,704	16,004	21,831	32,153	–
Scope 3 (business flights)[7]	62,254	68,363	58,034	53,847	54,958
Total emissions using scope 2 (location-based) emissions	138,331	150,119	150,855	153,726	158,351
Total emissions using scope 2 (market-based) emissions	87,806	91,844	88,096	93,966	–
Waste[8]
Total waste (t)	4,587	6,448	6,664	7,107	7,604
Percentage of waste recycled (%)	50	64	69	70	70
Percentage of waste diverted from landfill (%)	69	72	76	76	75
Paper
Production paper (t)	34,599	35,555	36,484	46,128	51,285
Sustainable content (%)[9]	100	100	100	100	100

1 Senior operational managers are defined as those managers up to and including three reporting lines from the CEO, with some role in planning, directing or controlling the activities of the company.

2 All Group employees can take up to two days off per year (coordinated with line managers) to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using their two days, as well as those who participated in other Group-sponsored volunteer activities.

3 Accident reporting covers 85% of employees.

4 We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.

5 We purchase renewable electricity on green tariffs at key locations in the UK, Austria and the Netherlands. In the US, we also purchase and retire Green-e certified Renewable Energy Certificates (RECs). We purchase Gold Power i-RECs from a solar project in Thailand.

6 Market-based and location-based emissions have been reported in compliance with the updated GHG Protocol guidance.

7 All flights data collected through our corporate travel partner. All years use the DEFRA RF emissions factor for air travel in Scope 3 (other).

8 Waste figures represent all operations, including estimates from non-reporting locations.

9 All paper we graded in 2019 – 96% of total production stock – was graded PREPS grade 3 or 5 (known and responsible sources).

Investor information

RELX 2019 I Results 34

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £39bn/€47bn/$51bn.

The Annual Report and Financial Statements 2019 are expected to be available on the RELX website at www.relx.com from 20 February 2020. Copies of the Annual Report and Financial Statements 2019 are expected to be posted to shareholders of RELX PLC on 5 March 2020. Copies of the 2019 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom